UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 53134/January 17, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-11979

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In the Matter of	:	
	:	
AMERICAN MACHINE, INC.,	:	
ASIA4SALE.COM, INC.,	:	
PACIFIC VISION GROUP, INC.,	:	
PREFERRED INVESTMENTS, INC.,	:	
DEERWOOD, INC.,	:	
NASCENT TECHNOLOGY, INC.,	:	ORDER MAKING FINDINGS AND
PROFITS EMPORIUM, INC.,	:	REVOKING REGISTRATION
RING OF FIRE MARKETING, LTD.,	:	BY DEFAULT AS TO
SEMINAR STRATEGIES &	:	WESTERN FINANCIAL CORPORATION
MARKETING, INC.,	:	
SOCIAL ENGAGEMENTS	:	
INTERNATIONAL, INC.,	:	
PASSOVER MANAGEMENT	:	
INTERNATIONAL, LTD.,	:	
TRIUMPHANT ENDEAVORS, INC.,	:	
IDOLEYEZ CORPORATION,	:	
SUN ASSET HOLDINGS, INC.,	:	
SINO PHARMACEUTICALS CORP.,	:	
PREMIUM FINANCIAL SERVICES &	:	
LEASING, INC.,	:	
ARCADIA INVESTMENTS CORP.,	:	
EASY LIVING INVESTMENTS, INC.,	:	
VINEX WINES, INC., and	:	
WESTERN FINANCIAL CORPORATION	:	

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SUMMARY

This Order revokes the registration of the common stock of Western Financial Corporation (Western Financial). The revocation is based on its repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on July 13, 2005, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the common stock of Western Financial is registered with the Commission under Section 12(g) of the Exchange Act, and that it is delinquent in filing required periodic reports. Daniel Hodges (Hodges) is sole officer and director of Western Financial, and service of the OIP on Western Financial was effected in accordance with 17 C.F.R. § 201.141(a)(2)(ii) through service on Hodges on October 21, 2005.[1] To date, Western Financial has not filed an Answer to the OIP.[2] On December 15, 2005, Western Financial was ordered to show cause by January 13, 2006, why the registration of its common stock should not be revoked by default, pursuant to 17 C.F.R. § 201.155(a). See Am. Mach., Inc., Admin. Proc. No. 3-11979 (A.L.J. Dec. 15, 2005) (unpublished). Western Financial has not responded to the order to show cause. Thus, Western Financial has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Western Financial is in default, and the undersigned finds that the allegations in the OIP are true as to it. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 7.

II. FINDINGS OF FACT

Western Financial (CIK 1101908)[3] is a Wyoming shell corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act since January 26, 2000. Western Financial failed to file any periodic reports subsequent to its Form 10-QSB[4] for the quarter ended March 31, 2005. That Form 10-QSB was filed on June 16, 2005, along with delinquent reports for the periods ended September 30 and December 31, 2004. Previously, Western Financial filed fourteen delinquent reports simultaneously, on September 17, 2004, for

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[1] Hodges is identified as Western Financial's sole officer and director in all of its filings, from January 2000 to November 2005, on the EDGAR database, of which official notice is taken pursuant to 17 C.F.R. § 201.323. The OIP was served on Hodges on October 21, 2005, at 1815 N. Placita Buendia, Tucson AZ 85479, and on October 26, 2005, at 9760 East Rock Ridge Ct., Tucson, AZ 85749.

[2] On July 27, 2005, the Commission received a document, filed by an attorney, titled "Dan Hodges's Answer to Order Instituting Proceedings" that disavows any responsibility, authority, or control by Hodges over any of the twenty respondents in this proceeding at the time of the alleged violations. The filing does not purport to be on behalf of, and the attorney has not entered an appearance for, any of the twenty respondents. See 17 C.F.R. § 201.102(d). Thus, it is not an Answer to the OIP on behalf of any respondent, including Western Financial.

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

the periods ended March 31, 2001, through June 30, 2004. Western Financial's most recent, March 31, 2005, Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported no assets and $9,368 in liabilities. Currently, there is no active public market for Western Financial's stock.

III. CONCLUSIONS OF LAW

An issuer such as Western Financial is required to file an annual report within ninety days after the end of the fiscal year covered by the report and a quarterly report within forty-five days after the end of each of the first three quarters of its fiscal year. See Exchange Act Rules 13a-1 and 13a-13 and Forms 10-K, 10-KSB, 10-Q, and 10-QSB thereunder. By failing to file periodic reports as required, Western Financial violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Western Financial will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979). Western Financial's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the common stock of WESTERN FINANCIAL CORPORATION IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge